Exhibit 12

Del Monte Foods Company and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

	Fiscal Year
	2003	2002	2001
	(In millions, except ratio)
Earnings:
Consolidated pre-tax income (loss)	$201.1	$261.9	$(29.3)
Interest expense	45.3	—	—
Interest portion of rent expense(a)	15.7	4.1	1.7

Earnings (loss)	$262.1	$266.0	$(27.6)

Fixed Charges:
Interest expense	$45.3	—	—
Interest portion of rent expense(a)	15.7	4.1	1.7

Fixed charges	$61.0	$4.1	$1.7

Fixed Charge Ratio:
Ratio of earnings to fixed charges	4.3x	64.9x	n/a
Deficiency of earnings to cover fixed charges	$—	$—	$29.3

(a)	Interest portion of rent expense is assumed equal to 33% of operating lease and rental expense for the period.